FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of May 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                     Form 40-F     X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No   X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report:


No.        Document

1.         Press Release dated May 24, 2005 - Cedara Software Corp.
           Securityholders approve Proposed Merger with Merge Technologies Incorporated
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                                                                     Document 1

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         [GRAPHIC OMITTED]
            C E D A R A
                                                                   NEWS RELEASE
                                                          For Immediate Release

                                                                       Contact:
                                                          Cedara Software Corp.
                    Brian Pedlar, Chief Financial Officer, (905) 672-2101 x2015


             CEDARA SOFTWARE CORP. SECURITYHOLDERS APPROVE PROPOSED
                  MERGER WITH MERGE TECHNOLOGIES INCORPORATED


         Toronto, ON, Canada, May 24, 2005 - Cedara Software Corp. (NASDAQ:
CDSW/TSX:CDE) ("Cedara") announced today that the holders of common shares and options of Cedara have approved the plan of arrangement of Cedara and Merge Technologies Incorporated.

         As previously announced, the approved merger will be submitted to the Ontario Superior Court of Justice for final court approval on May 26, 2005.

About Cedara Software Corp.

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. For more information about Cedara's products and services, visit our website at www.cedara.com, or call Jacques Cornet, Vice President of Marketing & Operations, at (905) 672-2100 ext. 2564, email: info@cedara.com.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 25, 2005


                                          CEDARA SOFTWARE CORP.


                                          By: /s/ Brian Pedlar
                                          ------------------------------------
                                          Brian Pedlar
                                          Chief Financial Officer